UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

EKSO BIONICS HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

282644103

(CUSIP Number)

WAGNER DIAS DA SILVA,  MCAFEE & TAFT A PROFESSIONAL CORPORATION  211 N. ROBINSON, 10TH FL, TWO LEADERSHIP SQUARE  OKLAHOMA CITY,  OKLAHOMA  73102  Phone : 405-235-9621

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 06, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CNI COMMERCIAL LLC 35-2410661

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
OKLAHOMA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,648,018

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
10,648,018

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,648,018

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.42%

14	TYPE OF REPORTING PERSON
OO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CHICKASAW NATION INDUSTRIES, INC. 73-1543162

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
OKLAHOMA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,648,018

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
10,648,018

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,648,018

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.42%

14	TYPE OF REPORTING PERSON
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NIMMO DAVID

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
OKLAHOMA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,648,018

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
10,648,018

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.42%

14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Ekso Bionics Holdings, Inc., a Nevada corporation (the “Issuer”) and is being filed on behalf of the Reporting Persons executing this Schedule 13D. The address of the principal executive offices of the Issuer is 1414 Harbour Way South, Suite 1201, Richmond, California 94804.

Item 2.	Identity and Background

(a)
(a)-(c); (f) The names of the Reporting Persons filing this report are Chickasaw Nation Industries, Inc., a federally chartered corporation (“CNI”), CNI Commercial LLC, an Oklahoma limited liability company (“CNI Commercial”), and David Nimmo, a United States citizen (“Nimmo”). The address of the Reporting Persons is 2600 John Saxon Blvd. Norman, OK 73071. Nimmo is the President and CEO of CNI, the sole member of CNI Commercial, LLC.

(b)	See (a) above.

(c)	See (a) above.

(d)	None the Reporting Persons has, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	See (a) above.

Item 3.	Source and Amount of Funds or Other Consideration

CNI Commercial is the record holder of 10,368,373 shares of Issuer’s Common Stock and a warrant to purchase up to 279,645 shares of Issuer’s Common Stock (the “Warrant”). The Warrant is currently exercisable at price of $1.38 per share of Issuer’s Common Stock and expires on May 20, 2020. The securities to which this statement relates were acquired by CNI Commercial in connection with the January 15, 2014 reverse merger (the “Merger”), pursuant to which a wholly-owned subsidiary of Issuer merged with and into Ekso Bionics, and the Ekso Bionics securities held be CNI Commercial were converted into shares of Common Stock and a warrant to purchase shares of Common Stock of the Issuer.

Item 4.	Purpose of Transaction

See Item 3 above. CNI Commercial acquired and continues to hold the securities to which this statement relates as a long-term investment. Prior to the consummation of the Merger, Issuer and CNI Commercial entered into that Director Nomination Agreement dated as of January 15, 2013, among Issuer, Ekso Bionics and CNI Commercial (the “Director Nomination Agreement”), pursuant to which Issuer agreed to nominate Daniel Boren, or another individual designated by CNI Commercial and reasonably acceptable to the remaining directors of the Issuer, for election as a director of the Issuer until the earlier of such time as CNI Commercial no longer holds at least 10% of the Issuer’s outstanding voting securities or the shares of Common Stock held by CNI Commercial are no longer subject to a contractual lock-up agreement with the Issuer restricting the resale of such shares of Common Stock (the “Lock-Up Agreement”).

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)	Each of the Reporting Persons is deemed to be the beneficial owner of 10,648,018 shares of Issuer’s Common Stock, which represents approximately 10.42% of the outstanding Common Stock.

(b)
Each of the Reporting Persons possesses sole power to vote or direct the vote and to dispose or direct the disposition of all 10,648,018 shares of Issuer’s Common Stock deemed beneficially owned by the Reporting Persons

(c)	There have been no transactions in the Common Stock of the Issuer effected during the last 60 days by the Reporting Persons.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)	N/A

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Items 3 and 4.

Item 7.	Material to Be Filed as Exhibits

1. Joint Filing Agreement filled herewith.
2. Form of Warrant incorporated by reference to exhibit 10.24 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 23, 2013.
3. Director Nomination Agreement incorporated by reference to exhibit 10.23 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 23, 2013.
4. Form of Lock-Up Agreement Incorporated by reference to exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 23, 2013.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CNI Commercial LLC

May 11, 2015	By:	/s/ David Nimmo
President & CEO of Chickasaw Nation Industries, Inc., its sole member

Chickasaw Nation Industries, Inc.

May 11, 2015	By:	/s/ David Nimmo
President & CEO

David Nimmo

May 11, 2015	By:	/s/ David Nimmo

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)